January 28, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Jessica Plowgian, Staff Attorney

Re:	Fabrinet
Amendment No. 1 to Form S-1
Filed December 28, 2009
File No. 333-163258

Ladies and Gentlemen:

On behalf of Fabrinet (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 5, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-163258), initially filed on November 20, 2009 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 1 to the Registration Statement filed on December 28, 2009). Amendment No. 3 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to pages of Amendment No. 3.

Securities and Exchange Commission

Re: Fabrinet

January 28, 2010

Management’s Discussion and Analysis...page 36

1.	We note your response to comment six from our letter dated December 16, 2009. Please revise your disclosure on page 36 to reflect your explanation as to why you consider Coherent, Infinera Corporation and Newport Corporation significant customers of the company.

In response to the Staff’s comment, the Company has revised the Registration Statement to include a discussion of why the Company considers Coherent, Infinera Corporation and Newport Corporation significant customers of the Company. Please see the revised disclosure on pages 36 and 61.

Revenues, page 37

2.	We note your response to comment ten from our letter dated December 16, 2009. Please revise your disclosure to briefly disclose management’s anticipation that the growth rates for its business in the industrial lasers and sensors markets will exceed the industry forecasts for end-market growth.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose management’s anticipation regarding growth rates for the Company’s business in the industrial lasers and sensors end-markets. Please see the revised disclosure on page 37.

Cost of Revenues, page 38

3.	We note your response to comment 12 from our letter dated December 16, 2009. Please revise your disclosure in this section to indicate, as stated in your response letter, that you do not anticipate incurring material costs as a result of the growth strategy outline on page 64 of your prospectus, including, for example, your expansion into new geographic markets, your continued diversification into the industrial lasers and sensors markets and your further development of your customized optics and glass manufacturing capabilities.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that the Company does not anticipate incurring material costs as a result of its growth strategy. Please see the revised disclosure on page 40.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Karen Dreyfus (650/849-3260) or Nate Gallon (650/565-3591). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Ms. Dreyfus at 650/493-6811. Thank you for your assistance.

Securities and Exchange Commission

Re: Fabrinet

January 28, 2010

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Nate P. Gallon

Nate P. Gallon

cc:	Mark Schwartz

Karen K. Dreyfus

James C. Lin